Date of Filing: August 1, 2002	File No.1-______

Form U5A
NOTIFICATION OF REGISTRATION Filed under Section 5(a) of the Public Utility Holding Company Act of 1935 Pepco Holdings, Inc. Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act
of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)     Exact name of registrant: Pepco Holdings, Inc.

(2)     Address of principal executive offices: 701 Ninth Street, NW, Washington, DC 20068

(3)     Name and address of officers to whom notices and communications should be addressed:

Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068	William T. Torgerson Executive Vice President and General Counsel Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068

(1)     Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of a realignment of certain of the Pepco Holdings System's nonutility subsidiary companies as contemplated by Pepco Holdings' Application-Declaration in File No. 70-9913 and
          as authorized by the Commission in its order dated July 24, 2002 approving such Application-
          Declaration. In addition, filings are expected to be made to designate certain companies as exempt wholesale generators or foreign utility companies. Such companies are listed herein with the anticipated status.

Name of Company	Organization	State/Country	Type of Business
Pepco Holdings, Inc.	Corporation	DE	Registered holding company
Potomac Electric Power Company	Corporation	DC & VA	Electric utility
Edison Capital Reserves Corporation	Corporation	DE	Investment holding company
Potomac Electric Power Company Trust I	Business Trust	DE	Financing
Gridco International L.L.C.	Limited Liability Co.	DE	Inactive
Microcell Corporation	Corporation	NC	Commercial fuel cells
POM Holdings, Inc.	Corporation	DE	Nonregulated investments
PepMarket.com	Limited Liability Co.	DE	Inactive
Pepco Energy Services, Inc.	Corporation	DE	Energy-related company
Pepco Building Services, Inc.	Corporation	DE	Energy-related company
MET Electrical Testing Company, Inc.	Corporation	DE	Energy-related company
Substation Test Company, Inc.	Corporation	DE	Energy-related company
Engineered Services, Inc.	Corporation	DE	Energy-related company
G&L Mechanical Services, Inc.	Corporation	DE	Energy-related company
Unitemp, Inc.	Corporation	DE	Energy-related company
Seaboard Mechanical Services, Inc.	Corporation	DE	Energy-related company
PES Home Warranty Services of Virginia	Corporation	VA	Home-related energy services
Potomac Power Resources, Inc.	Corporation	DE	Exempt wholesale generator
PES Landfill Gas Corporation	Corporation	DE	Energy-related company
Fauquier Landfill Gas, LLC	Limited Liability Co.	DE	Energy-related company
Trigen-Pepco Energy Services, LLC	Limited Liability Co.	DC	Energy-related company
Viron/Pepco Services Partnership	General Partnership	DE	Energy-related company
Potomac Capital Investment Corporation	Corporation	DE	Nonutility holding company
PCI Netherlands Corporation	Corporation	NV	Foreign utility company
PCI Queensland Corporation	Corporation	NV	Exempt wholesale generator
Kramer Junction Company	Corporation	CA	Holds qualifying small power production facilities
KJC Operating Company	Corporation	CA	Operates qualifying small power production facilities
KJC Consulting Company	Corporation	CA	Administrative and accounting services
Luz Solar Partners, Ltd., III	Limited Partnership	CA	Qualifying small power production facilities
Luz Solar Partners, Ltd., IV	Limited Partnership	CA	Qualifying small power production facilities
Luz Solar Partners, Ltd., V	Limited Partnership	CA	Qualifying small power production facilities
Luz Solar Partners, Ltd., VI	Limited Partnership	CA	Qualifying small power production facilities
Luz Solar Partners, Ltd., VII	Limited Partnership	CA	Qualifying small power production facilities
Electro Ecology, Inc.	Corporation	NY	Qualifying small power production facilities
Pepco Enterprises, Inc.	Corporation	DE	Energy-related business opportunities
Energy and Telecommunications Services, LLC	Limited Liability Co.	DE	Nonutility holding company
Severn Cable LLC	Limited Liability Co.	DE	Utilities and telecommunications contractor
Severn Construction, LLC	Limited Liability Co.	DE	Utilities and telecommunications contractor
Pepco Energy Company	Corporation	DE	Inactive
W.A. Chester, LLC	Limited Liability Co.	DE	Utilities and telecommunications contractor
W.A. Chester Corporation	Corporation	DE	Utilities and telecommunications contractor
Pepco Technologies, LLC	Limited Liability Co.	DE	Energy-related company
RAMP Investments, LLC	Limited Liability Co.	DE	Nonutility holding company
PCI Air Management Partners, LLC	Limited Liability Co.	DE	Aircraft leasing
PCI Ever, Inc.	Corporation	DE	Nonutility holding company
Friendly Skies, Inc.	Corporation	Virgin Islands	Aircraft leasing
PCI Air Management Corporation	Corporation	NV	Aircraft leasing
American Energy Corporation	Corporation	DE	Nonutility holding company
PCI-BT Investing, LLC	Limited Liability Co.	DE	Nonutility holding company
Potomac Aircraft Leasing Corporation	Corporation	NV	Nonutility holding company
Aircraft Leasing Associates, LP	Limited Partnership	DE	Aircraft leasing
Potomac Capital Markets Corporation	Corporation	DE	Nonutility holding company
Singapore Airlines VII	Trust	DE	Inactive
Edison Place, LLC	Limited Liability Co.	DE	Real estate
Linpro Harmans Land LTD Partnership	General Partnership	MD	Inactive
Potomac Harmans Corporation	Corporation	MD	Real estate
Harmans Building Associates	General Partnership	MD	Real estate
Potomac Nevada Corporation	Corporation	NV	Nonregulated investments
Potomac Delaware Leasing Corporation	Corporation	DE	Aircraft leasing
Potomac Equipment Leasing Corporation	Corporation	NV	Equipment leasing
Potomac Leasing Associates, LP	Limited Partnership	DE	Intercompany receivables
Potomac Nevada Leasing Corporation	Corporation	NV	Intercompany receivables
PCI Engine Trading, Ltd.	Limited Company	Bermuda	Investments
Potomac Capital Joint Leasing Corporation	Corporation	DE	Investments and intercompany receivables
PCI Nevada Investments	General Partnership	DE	Investments
PCI Holdings, Inc.	Corporation	DE	Nonutility holding company
Aircraft International Management Company	Corporation	DE	Intercompany receivables
PCI-BT Ventures	Partnership	DE	Nonutility holding company
PCI-BT & BCR-BT Ventures	Partnership	DE	Aicraft leasing
Potomac Nevada Investment, Inc.	Corporation	NV	Aircraft equipment leasing
American-LB Energy Partnership	General Partnership	NY	Inactive
Carbon Composite, LLC	Limited Liability Co.	DE	Inactive
PCI Energy Corporation	Corporation	DE	Oil and gas investments
Pepco Communications, Inc.	Corporation	DE	Exempt telecommunications company
Pepco Communications, LLC	Limited Liability Co.	DE	ETC subsidiary
Starpower Communications, LLC	Limited Liability Co.	DE	Telecommunications company
Nextgate, Inc.	Corporation	DE	Inactive
PHI Service Company (formerly Conectiv Resource Partners, Inc.)	Corporation	DE	Service company
Conectiv	Corporation	DE	Registered holding company
Delmarva Power & Light Company	Corporation	DE & VA	Combination gas and electric utility
Delmarva Financing I	Business Trust	DE	Financing
Atlantic City Electric Company	Corporation	NJ	Electric utility
Atlantic Capital I	Business Trust	DE	Financing
Atlantic Capital II	Business Trust	DE	Financing
Atlantic City Electric Company Transition Funding LLC	Limited Liability Co.	DE	Financing
Conectiv Property and Investments, Inc.	Corporation	DE	Nonregulated investments
DCI II, Inc.	Corporation	Virgin Islands	Leveraged Leasing
UAH - Hydro Kennebec, LP	Limited Partnership	NY	Qualifying project
LUZ Solar Partners, LTD., IV	Limited Partnership	CA	Qualifying small power production facilities
DCTC-Burney, Inc.	Corporation	DE	Nonutility holding company
Forest Products, L.P.	Limited Partnership	DE	Investments
Burney Forest Products, A Joint Venture	General Partnership	CA	Energy-related company
Conectiv Solutions LLC	Limited Liability Co.	DE	Energy management services
ATE Investments, Inc.	Corporation	DE	Equity Investments
King Street Assurance Ltd.	Company	Bermuda	Insurance
Enertech Capital Partners, L.P.	Limited Partnership	DE	Energy-related investments
Enertech Capital Partners II, L.P.	Limited Partnership	DE	Energy-related investments
Pac-West Telecomm, Inc.	Corporation	CA	Communications services
Capstone Turbine Corporation	Corporation	DE	Energy-related products
Black Light Power, Inc.	Corporation	DE	Energy research
Millenium Account Services, LLC	Limited Liability Co.	DE	Meter reading services
VitalServicesHome.com, L.L.C.	Limited Liability Co.	DE	Energy-related products and services
Conectiv Services, Inc.	Corporation	DE	Energy-related services
Conectiv Plumbing, L.L.C.	Limited Liability Co.	DE	Plumbing Services
Conectiv Thermal Systems, Inc.	Corporation	DE	Energy-related company
ATS Operating Services, Inc.	Corporation	DE	Energy-related company
Atlantic Jersey Thermal Systems, Inc.	Corporation	DE	Energy-related company
Thermal Energy Limited Partnership I	Limited Partnership	DE	Energy-related company
Atlantic Generation, Inc.	Corporation	NJ	Energy-related company
Vineland Limited, Inc.	Corporation	DE	Energy-related company
Vineland Cogeneration L. P.	Limited Partnership	DE	Energy-related company
Vineland General, Inc.	Corporation	DE	Energy-related company
Pedrick Gen., Inc.	Corporation	NJ	Energy-related company
Cogeneration Partners of America	General Partnership	NJ	Inactive
Binghamton Limited, Inc.	Corporation	DE	Being held for liquidation
Binghamton General, Inc.	Corporation	DE	Being held for liquidation
Energy Investors Fund III, L.P.	Limited Partnership	DE	IPP investments
Conectiv Communications, Inc.	Corporation	DE	Exempt telecommunications company
Atlantic Southern Properties, Inc.	Corporation	NJ	Real estate
Conectiv Energy Holding Company	Corporation	DE	Holding company
ACE REIT, Inc	Corporation	DE	Holding company
Conectiv Atlantic Generation, L.L.C.	Limited Liability Co.	DE	Exempt wholesale generator
Conectiv Delaware Generation, Inc	Corporation	DE	Exempt wholesale generator
Conectiv Energy Supply, Inc.	Corporation	DE	Energy trading
Conectiv Operating Services Company	Corporation	DE	Energy-related company
Conectiv Mid-Merit, Inc.	Corporation	DE	Exempt wholesale generator
Energy Systems North East, LLC	Limited Liability Co.	DE	Exempt wholesale generator
Conectiv Bethlehem, Inc.	Corporation	DE	Exempt wholesale generator
Conectiv Pennsylvania Generation, Inc.	Corporation	DE	Exempt wholesale generator
Tech Leaders II, L.P.	Limited Partnership	DE	Energy-related investments
SciQuest.com, Inc.	Corporation	DE	E-commerce and computer support
Internet Capital Group, Inc.	Corporation	DE	E-commerce
Adolor Corp	Corporation	DE	Pharmaceutical

                                                                               SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the District of Columbia on the
1st day of August, 2002.

                                                                                                       Pepco Holdings, Inc.

                                                                                                       By: /s/  D. R. Wraase
                                                                                                       ---------------------------------------
                                                                                                         President and Chief Operating
                                                                                                             Officer
(Seal)

Attest:

/s/   Ellen Sheriff Rogers
------------------------------------
         Secretary

                                                                      VERIFICATION

District of Columbia

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated August 1, 2002 for and on behalf of Pepco Holdings, Inc.; that he is the President and Chief Operating Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                             /s/       D. R. Wraase
                                                                                             -----------------------------------

(OFFICIAL SEAL)

Subscribed and sworn to before me,
a notary public
this 1st day of August, 2002

/s/  Loretta S. Thompson
---------------------------------
My commission expires:    1/1/2007